UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON DECEMBER 23, 2009

DATE, TIME AND PLACE:

December 23, 2009, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

To resolve on: (a) Distribution of dividends and interests on capital in the total amount of R$ 950,000,000.00, according to the proposal approved at the Board of Executive Officers´ Meeting held on December 16, 2009; (b) Issuance of Indemnity Letters to the Company’s managers; (c) Formation of joint venture with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda., in order to explore, develop and market services of capture and processing of transactions involving credit and/or debit cards, in the Brazilian market; (d) Proposal of grant of Purchase Option Plan for Certificate of Depositary Shares (“Units”) of the Company and Long-Term Incentive Plan – Investment in Company’s Units for managers and managerial employees of the Company and companies controlled thereby; (e) Proposal of calendar for the meetings of the Board of Directors for the year of 2010; and (f) Proposal of Internal Regulations of the Board of Directors.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without the signatures of the Directors.

Next, after examination and discussion of the matters of the agenda, and based on the documents presented to the Directors, which shall be kept on file at the Company’s main place of business, the following resolutions were unanimously APPROVED, without any restriction:

(a) Pursuant to article 17, item X, of the Company’s Bylaws, the Board of Executive Officers´ Proposal, according to meeting held on December 16, 2009, at 10:00 a.m., for distribution, ad referendum of the Annual Meeting to be held in 2010, of: (a.1) Intermediary dividends, pursuant to article 35, III, of the Company’s Bylaws, based on the profits verified in the 1st semester of the fiscal year of 2009, in the amount of R$ 327,400,000.00 (three hundred and twenty-seven million, four hundred thousand Reais), corresponding to R$ 0.7838830289 per lot of one thousand (1,000) common shares, R$ 0.8622713318 per lot of one thousand (1,000) preferred shares, and R$ 86.2271331795 per lot of one thousand (1,000) Units; (a.2) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30, 2009, in the amount of R$ 422, 600,000.00 (four hundred and twenty-two million, six hundred thousand Reais), corresponding to R$ 1.0118172511 per lot of one thousand (1,000) common shares, R$ 1.1129989763 per lot of one thousand (1,000) preferred shares, and R$ 111.2998976255 per lot of one thousand (1,000) Units; and (a.3) Interests on the Company’s capital, related to the 2nd semester of 2009, in the gross amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to R$ 0.4788534080 per lot of one thousand (1,000) common shares, R$ 0.5267387488 per lot of one thousand (1,000) preferred shares, and R$ 52.6738748800 per lot of one thousand (1,000) Units, which less the Income Tax Withheld at Source (“IRRF”), pursuant to the legislation in force, result in the net amount of R$ 0.4070253968 per lot of one thousand (1,000) common shares, R$ 0.4477279365 per lot of one thousand (1,000) preferred shares, and R$ 44.7727936480 per lot of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Board of Executive Officers´ Proposal, shareholders registered in the Company’s books at the end of the December 23, 2009, inclusive, shall be entitled to receive the Intermediary Dividends, Interim Dividends and Interests on Capital hereby approved. Therefore, as of December 24, 2009, inclusive, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”. The value of the Intermediary Dividends, Interim Dividends and Interest on Capital hereby approved shall be fully incorporated in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2009. The Board of Directors approved the change of the payment date of the Intermediary Dividends, Interim Dividends and Interest on Capital proposed by the Board of Executive Officers, so as it may be made on February 22, 2010, without any compensation as monetary correction. It was also stated that the payment of (i) interests on capital related to the period from January to April 2009, approved at the Meetings of the Board of Executive Officers and Board of Directors held on April 28, 2009; and (ii) interests on capital related to the period from May to June 2009, approved at the Meetings of the Board of Executive Officers and Board of Directors held on June 30, 2009, also be made on February 22, 2010, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to adopt the measures necessary for the publication of the relevant “Notice to Shareholders”, to release the resolutions made herein;

(b) The issuance of indemnity letters to the current and future Company’s managers, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company based on the draft presented to the Directors, which shall remain on file at the Company’s main place of business. The purpose of the indemnity letter is to define the indemnity parameters assured to Company’s managers, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company, by virtue of any loss suffered in the performance of their statutory duties;

(c) Pursuant to the Public Announcement of November 17, 2009, the Company is at an advanced stage of negotiations with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda., in order to explore, explore, develop and market services of capture and processing of transactions involving credit and/or debit cards, in the Brazilian market. Upon the completion of the negotiations, and according to article 17, item XIX of the Company’s Bylaws, the Directors authorized the Board of Executive Officers to adopt all measures required for the formation of the joint venture and the execution of the relevant agreements, particularly the Partnership Agreement, the Shareholders Agreement and the Processing Agreement;

(d) The proposal of grant of (d.1) Purchase Option Plan of Company’s Units, which has the purpose to grant purchase options of Units, each representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company to certain managers and managerial employees of the Company and companies controlled thereby, as per Attachment I to these Minutes (“Stock Option Plan”); and (d.2) Long-Term Incentive Plan – Investment in Company’s Units, the purpose of which is the payment of resources, in cash, by the Company to certain collaborators, including managers, managerial employees and other employees of the Company and companies controlled thereby (“Incentive Plan”), as per Attachment II to these Minutes. The said Plans will only be granted to their participants upon their approval by the Company´s Shareholders Meeting;

(e) The proposal of calendar for the meetings of the Board of Directors for the year of 2010, which shall be included in the Annual Calendar of the Company’s Corporate Events, to be timely announced; and

(f) The proposal of Internal Regulations of the Board of Directors, as per Attachment III to these Minutes.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, December 23, 2009. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the
Company’s Board of Directors.
_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

ATTACHMENT I
OPTION PLAN TO PURCHASE SHARE DEPOSIT CERTIFICATE (“UNITS”) OF
BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander (Brasil) S.A.)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Option Plan to Purchase Share Deposit Certificate of Banco Santander Brasil (Brasil) S.A., pursuant to Section 2.1.

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

Unit	Share Deposit Certificates, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, pursuant to Section 2.1.

Participants	The individuals, as appointed by the Company’s Board of Directors, who shall be the holders of purchase options of Units according to the Plan, pursuant to Section 2.1.

Option	The purchase option granted to the Participants, which entitles the Participant to purchase one (1) Unit, pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

HR Department	The Human Resources Department of Banco Santander Brasil.

Agreement	The Agreement for Granting the Purchase Option of Units and Other Covenants to be entered into by and between the Company and the Participants, pursuant to Section 6.1.

Vesting Price	The price per Unit to be paid by the Participants to the Company for vesting each Option, pursuant to Section 8.1.

Parameters	The parameters, defined in this Plan, to be used by the Board of Directors to determine the quantity of Options that may be vested by the Participants according to the Plan, pursuant to Chapter IX.

RTA	Total Return to the Shareholder, pursuant to Chapter IX.

IFRS	The International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

Budgeted Net Profit	Company’s Budgeted Net Profit determined by the Board of Directors for each fiscal year, according to the IFRS, pursuant to Chapter IX.

Realized Net Profit	Company’s Net Profit realized in each fiscal year, determined according to the IFRS, pursuant to Chapter IX.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange.

RTA Percentage	Comparison between the RTA of Banco Santander Brasil and the RTA of its major competitors, which shall be the basis for determining the Options that may be vested by the Participants, pursuant to Section 9.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and the Realized Net Profit, which shall be the basis for determining the Options that may be vested by the Participants, pursuant to Section 9.2(b).

Vesting Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, pursuant to Section 9.4.

Vested Options	The quantity of Options that may be vested by the Participant, according to the Vesting Percentage, pursuant to Section 9.4.

Final Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on 12.31.2011, pursuant to Section 9.6.

Initial Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on 10.7.2009, pursuant to Section 9.6.

Option Vesting Period	Deadline for vesting the Options by the Participants from 6.30.2012 to 6.30.2014, pursuant to Section 10.1.

Vesting Form	Document to be signed by the Participant every time an Option is vested, pursuant to Section 10.1.

Lock-up Period	Period during which the Participant will not be allowed to dispose of the Units purchased according to the Plan, pursuant to Section 11.1.

II. PURPOSES OF THE PLAN

2.1 This Option Plan to Purchase Share Deposit Certificate (“Plan”) is designed to grant purchase options of Share Deposit Certificates (“Units”), each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”) to certain managers and managerial employees of Banco Santander Brasil and of companies controlled thereby (“Participants”), with the following purposes:

(a) align the interests of Banco Santander Brasil and those of the Participants, aiming at, on one side, the growth and profitability of the Company’s businesses, and, on the other side, the recognition of the Participants’ contribution;

(b) allow the Company to retain the Participants, offering them, as an additional advantage, the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

III. PURCHASE OPTION

3.1 Each option shall entitle the respective holders to purchase one (1) Unit (BM&FBOVESPA: “SANB11”), strictly in accordance with the terms and conditions set forth in this Plan, particularly those regarding the possibility of vesting, pursuant to Section 3.2 below (“Option” or, collectively, “Options”).

3.2 The Options granted to each Participant shall only be vested (i) in such quantity calculated by applying the Vesting Percentage on the total of Options, pursuant to Chapter IX below; and (ii) during the Option Vesting Period, pursuant to Chapter X below.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors of Banco Santander Brasil (“Board of Directors”) with the support of the Company’s Human Resources Department (“HR Department”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve (i) on the purchase of Units by the Company itself; or (ii) within the limit of the authorized capital, on the issuance of new shares by the Company for the composition of Units, in order to comply with the provisions in this Plan, in both cases subject to the rules, deadlines and any applicable restrictions;

(c) change the dates on which the Options may be vested, the deadline for vesting the Options and the other terms and conditions of the Agreement (as defined below), provided that the Participants’ rights arising out of or related to this Plan are not hindered, excluding from such limitation any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan; and

(f) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below) and of the Vested Options (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN AND DISTRIBUTION OF OPTIONS

5.1 For the purposes of this Plan, Participants shall mean only a determined number of employees at a higher hierarchical level of the Bank, determined by the Board of Directors and reported to the HR Department, according to the list of employees administered by the HR Department on such date the proposal of this Plan is approved by the Board of Directors.

5.2 The Options under the Plan shall be granted to the Participants on a personal and individual basis, and may not be pledged, assigned or transferred to third parties, except that the Options shall benefit the respective successor in case of death of the Beneficiary, in accordance with the terms of this Plan.

VI. OPTION AGREEMENT

6.1 Subject to the provisions of this Plan, the terms and conditions of each Option shall be determined in an “Agreement for the Granting of Purchase Option of Share Deposit Certificate (“Units”) and Other Covenants” (“Agreement”), to be executed by the Company and each Participant. The Agreement shall set forth no less than the following conditions:

(a) the initial quantity of Options granted, the number of Units the Participant shall be entitled to purchase with the vesting of each Option, and the price per Unit for the vesting of each Option;

(b) the time during which the Vested Options may be vested (Option Vesting Period, as defined in Section 10.1 below), the conditions and Parameters (as defined below) for vesting the Options by the Participant and the deadlines for the full or partial vesting of the Vested Options;

(c) rules on the temporary restrictions to the transfer of the Units (lock-up period) and provisions on penalties in case of failure to comply with such restrictions; and

(d) any other terms and conditions not in accordance with the Plan.

6.2 The initial quantity of Options to which each Participant shall be entitled shall be shall be freely determined by the Board of Directors according to the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company.

VII. QUANTITY LIMIT

7.1 The Plan shall be limited to the issuance of Options that results in a maximum dilution of up to zero point five percent (0.5%) of the current capital of the Company. The dilution corresponds to the percentage represented by the quantity of shares comprising the Units backing the Options, considering all Options granted in the Plan, whether or not vested, in relation to the total quantity of shares issued by the Company.

7.2 The Company’s shareholders, pursuant to the provisions of article 171, paragraph 3, Law # 6,404/76 and of the Company’s Bylaws, shall not have preemptive right in the granting and vesting of the Options originated from the Plan.

VIII. VESTING PRICE

8.1 The Vesting Price of the Options, to be paid by the Participants for the subscription or purchase of the Units (“Vesting Price”), shall be R$ 23.50 (twenty-three reais and fifty centavos) per Unit, such value being equal to the price per Unit in the Public Offer of Share Deposit Certificate (“Units”) made by Banco Santander Brasil in the terms approved at the Meeting of the Board of Directors held on September 18, 2009, according to information contained in the final prospectus of the said offer, dated of October 6, 2009.

8.2 The Vesting Price shall be adjusted by virtue of (i) bonus in share/Unit, split or grouping of shares promoted by the Company, or (ii) corporate reorganizations and other events provided for in Chapter XIX below.

IX. PARAMETERS FOR THE PURCHASE OF OPTION VESTING RIGHT

9.1 The quantity of Options that may be vested by the Participants shall be determined according to the result of the determination of two (2) performance parameters of Banco Santander Brasil (“Parameters”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 9.6 below); and (b) the comparison, measured in percentage, between the annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). Exceptionally, for the fiscal year 2009, the measurement of the Budgeted Net Profit and the Realized Net Profit shall consider the IFRS criterion adopted by Banco Santander, S.A. (Spain), due to the non-existence of goal in the criterion referred to in the preceding sentence. Each of the said parameters shall individually determine up to fifty percent (50%) of the number of Options that may be vested by the Participants.

9.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 9.6 below, for the period between October 7, 2009 (initial date of the negotiations of the Units at the floor of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA”) and December 31, 2011 and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and reported to the HR Department, and shall determine up to fifty percent (50%) of the number of Options that may be vested by the Participants. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the percentage to be applied to the total quantity of Options that may be vested by the Participants (“RTA Percentage”), according to the following table:

Position among competitors – RTA	Vested Options Percentage

1st (first)	50%

2nd (second)	35%

3rd (third)	25%

4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied to each year (from 2009 to 2011) to encourage both the performance each year and the total period of three (3) years of this Plan. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting; and (ii) at the end of year 2011 to determine the result accrued along the years 2009 to 2011. Among the Options linked to this Parameter (Budgeted Net Profit compared to Realized Net Profit), the sum of which shall determine up to fifty percent (50%) of the Options that may be vested by the Participants, (i) ten percent (10%) of the Options granted for each year of the Plan; and (ii) twenty percent (20%) of the Options granted to determine the Realized Net Profit accrued between the years 2009 to 2011; shall be allocated. The tables below indicate the percentage to be applied to the total quantity of Options granted to the Participants (“Net Profit Percentage”):

     (b.1) year 2009:

Percentage of the Realized Net Profit	Vested Options Percentage
x Budgeted Net Profit (2009)

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

     (b.2) year 2010:

Percentage of the Realized Net Profit	Vested Options Percentage
x Budgeted Net Profit (2010)

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

     (b.3) year 2011:

Percentage of the Realized Net Profit	Vested Options Percentage
x Budgeted Net Profit (2011)

100%	10%

90%	8%

80%	5%

70%	2%

<70%	0%

     (b.4) accrued in years 2009, 2010 and 2011:

Percentage of the Realized Net Profit	Vested Options Percentage
x Budgeted Net Profit
(accrued 2009, 2010 and 2011)

100%	20%

90%	16%

80%	10%

70%	4%

<70%	0%

9.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than 100% of the Budgeted Net Profit, the maximum percentage of Options that may be vested shall be considered, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued along the years 2009 to 2011.

9.4 The RTA Percentage added to the Net Profit Percentage applicable on every date at the end of each fiscal year during the Option Vesting Period shall be the percentage of the Options that may be vested per Participant (“Vesting Percentage”). The Vesting Percentage applied on the total of Options granted to the Participants shall determine the Options that may be vested (“Vested Options”). The Vesting Percentage shall be the same for all Participants, so as there shall be no individual calculation.

9.5 The Options granted that do not become Vested Options shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (a) below.

9.6 For the purposes of this Plan, RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil (SANB11) and shares of its major competitors, determined on December 31, 2011 (“Final Values”); and (b) the result of the same hypothetical investments on October 7, 2009 (“Initial Values”), as follows:

(a) Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to October 7, 2009, including, that is, from September 17, 2009 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be the value of R$ 23.50 per Unit;

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, as if they had been reinvested in the payors on such dates they were made available to the shareholders; and

(c) Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question at BM&FBOVESPA within fifteen (15) business days immediately prior to December 31, 2011.

9.6.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

X. PERIOD AND VESTING OF THE OPTIONS

10.1 Subject to the provisions of Chapter IX above, the Vested Options may be vested by the Participants from June 30, 2012 until June 30, 2014 (“Option Vesting Period”), unless as otherwise provided for in Chapter XII below. The Vested Options shall be vested in one or more times, subject to the minimum vesting, every time, of thirty percent (30%) of the Vested Options granted to the Participant on the vesting date (June 30, 2012), upon the delivery of the respective Options Vesting Form (“Vesting Form”) duly filled in and signed by the Participant. The Vested Options may be vested in full or part by the Participant, at the sole discretion thereof. The Participant may vest the Vested Options in part no more than three (3) times during the Option Vesting Period.

10.2 During the Option Vesting Period, the HR Department shall disclose the specific periods for the Participants to vest the Vested Options and for the delivery of the Units corresponding the Options vested by the Participants, as approved by the Board of Directors, so as the Company may have time enough to issue new shares to compose the Units and/or to purchase Units in the market for the physical settlement of the Options vested, subject to the compliance with all applicable legal and regulatory requirements, particularly (i) the required homologation of capital increase by the Central Bank of Brazil; or (ii) meeting the terms and complying with the rules applicable to programs for the repurchase of one’s own shares.

10.3 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions to vest the Vested Options on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the vesting of the Vested Options is recommended to be discontinued.

10.4 The Vested Options not vested during the Option Vesting Period shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (b) below. If the deadline to vest the Vested Options coincides with the period of prohibited trading with securities issued by the Company, pursuant to its Material Act or Fact Disclosure Policy or the legislation applicable, the Option Vesting Period shall be extended until the subsequent date determined by the HR Department to vest the Vested Options.

10.5 Banco Santander S.A. (Spain) will attempt to grant financing at market rates for such Participants who require funds to subscribe or purchase Units, according to the Vesting Price set forth in Section 8.1.

XI. UNITS DISPOSAL RESTRICTIONS (LOCK-UP)

11.1 The quantity corresponding to one third (1/3) of the Units resulting from the vesting of the Vested Options may not be disposed of by the Participant for one (1) year as of the purchase date of each Unit (“Lock-up Period”). For the avoidance of doubt, the Lock-up Period shall be counted every time the Vested Options are vested by the Participant, that is, in the event the Participant vests the Vested Options in part, the Lock-up Period for the respective Units shall begin on each date on which new Units are purchased by the Participant. The Units shall remain blocked for disposal at Santander Corretora during the Lock-up Period.

11.2 For the purposes of this Chapter XI, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XII. DISCHARGE, DEATH AND DISABILITY

12.1 The Options whose holders resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group shall be legally terminated in advance, in full or part, pursuant to this Chapter XII. Except as provided for in Section 12.1.1 below, the Options held by managers shall be terminated on such date they leave the office, whether as a result of resignation or as elected by the body that elected them. In case of employees, the termination shall occur on such date that coincides with the employment agreement termination date.

12.1.1 In the event a Participant remains as an employee for the Company after the resignation or discharge from the position of Company’s manager, the Plan shall continue its course in relation to the said Participant.

12.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant (i) shall lose the right to participate in the Plan, and the Options granted that will have not been then vested shall be legally terminated; and (ii) may vest the Vested Options on the first date available for vesting;

(b) in case of discharge of a Participant due to termination of the employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant (i) may vest the Vested Options on the first date available for vesting; (ii) may vest the Options not yet vested in a quantity proportional to the time of permanence of the Participant in the Plan, according to the following formula:

Discharge Date – Options Grant Date = % of the Options not vested that will be the basis for calculating the Options that may be vested Total Plan Duration (number of days)

(b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
890 890

Wherein:
8.20.2010 = Participant’s Discharge Date
1.22.2010 = Options Grant Date
890 = total days of the Plan = 6/30/12 – 1/22/2010
If the performance parameters described in Chapter IX sum up to 90%, for example, the Percentage of Options not vested that shall be granted to the Participant discharged in the events described in Section 12.2(b) above shall be: 90% x 23.59% = 21.23%

(b.2) the quantity of Options so calculated shall be subject to the Vesting Percentage;

(b.3) the vesting may be made on the first date available for vesting, if such period has not commenced yet, or on the discharge date, if within the Option Vesting Period;

(c) in case of death of the Participant, the Options may be vested in full by the respective successor in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Options may be vested in full by the Participant in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(e) in the event of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

12.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 12.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate of the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

12.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XII, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter IX, regardless of the Discharge Date or the occurrence of other events described in this Chapter XII.

XIII. QUANTITATIVE ADJUSTMENTS OF THE OPTIONS

13.1 In order to preserve the Purposes of the Plan, the quantities of Options, or the Vesting Price thereof, shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

13.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIV. VESTING NOTICE AND PAYMENT CONDITIONS

14.1 The Participant shall give a notice of the vesting of the Options to the HR Department prior to the date of the effective subscription or purchase of the Units according to the deadlines approved by the Board of Directors, pursuant to Section 10.2 above.

14.2 The payment of Units subscribed or purchased shall be made by the Participant on demand, upon the subscription or purchase, in legal tender.

XV. NON-BINDING EFFECT

15.1 This Plan is an onerous business of exclusively civil nature and does not create any labor or social security obligation between Banco Santander Brasil and the Participants, whether they are statutory managers or employees.

XVI. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

16.1 No provision of this Plan may be interpreted as creating rights to Participating employees, other than those related to the Options, the nature of which is exclusively civil, nor shall grant rights to the Participants related to the guarantee of permanence as employee or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

16.2 Additionally, no provision of this Plan shall grant to any Participating officer holding of an Option rights related to the permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XVII. LIMITATION OF PARTICIPANT’S RIGHTS

17.1 No Participant shall have any rights and privileges of a shareholder of the Company until the payment date of the vesting of the Options, with the transfer of the Units to the Participants.

XVIII. DIVIDENDS AND BONUSES

18.1 The Units purchased by the beneficiaries of the Options shall be entitled to dividends, interests on own capital and other proceeds declared by the Company as of the physical settlement date of the vesting of the Options, with the transfer of the Units to the Participant.

XIX. CORPORATE REORGANIZATION

19.1 If the shareholders at a Special Meeting resolve on (i) the withdrawal of the Company from the special segment of listing then in force, except in the event the Company migrates to the special segment of listing New Market of BM&FBOVESPA; or (ii) a corporate reorganization operation, in which the company resulting from such reorganization is not admitted for trading in the special segment of listing then in force, except if such segment is the New Market, the Board of Directors may, at its sole discretion, approve the Options to be released from vesting in full or part by the Participants. The Board of Directors may also establish special rules that allow the Units under the Options to be sold in the Public Offer of purchase to be made pursuant to the Listing Regulation and the Bylaws then in force.

19.2 In the event the Company adheres to the special segment of listing New Market of BM&FBOVESPA, the Board of Directors shall determine the number of common shares issued by Banco Santander Brasil that may be subscribed by the Participants for vesting each Option.

XX. DISPOSAL OF CONTROL

20.1 In case the Company’s controllers directly or indirectly dispose of, both through a single operation and through successive operations, a number of shares that implies change in the Company’s control, pursuant to the Listing Regulation then applicable to the Company, the Board of Directors may, at its sole discretion, approve that the Options be released to be vested in full or part by the Participants. The Board of Directors may establish special rules that allow the shares under the Options to be sold in the Public Offer of purchase.

XXI. EFFECTIVE DATE AND PLAN TERMINATION

21.1 The Plan becomes effective immediately after the approval thereof by at Company’s Special Meeting, and shall remain in force until 6.30.2014. However, the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the Plan shall not affect the effectiveness of the Options granted based thereon still in force.

21.2 The Options granted pursuant to the Plan and its effects shall be automatically and legally terminated in the following cases:

(a) if they fail to become Vested Options or upon the full vesting thereof, in relation to the Vested Options;

(b) after the lapse of the Option Vesting Period; or

(c) upon the termination of the Option Agreement; or

(d) if the Company is dissolved, liquidated or becomes bankrupt.

XXII. ADDITIONAL PROVISIONS

22.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of this Plan, provided that such revision does not change its basic principles, particularly the maximum limits for the issuance of shares to compose the Units according to the Plan, approved by the General Meeting.

22.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

22.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

22.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects of an option plan to purchase shares may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Vested Options.

22.5 The casus omissus shall be governed by the Board of Directors.

*****

ATTACHMENT II
LONG-TERM INCENTIVE PLAN - INVESTMENT IN SHARE DEPOSIT CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander (Brasil) S.A.)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Long-Term Incentive Plan available to certain employees of Banco Santander Brasil, pursuant to Section 2.1.

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

Participants	Employees of Banco Santander Brasil, including managers, managerial employees and other employees of Banco Santander Brasil and companies controlled thereby to whom the Plan is offered, pursuant to Section 2.1.

Bonus	The payment of funds, in cash, by the Company to the Participants, pursuant to Section 3.1.

Units	Share Deposit Certificates, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Santander Corretora	Santander S.A. Corretora de Câmbio e Títulos.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange.

HR Department	The Human Resources Department of Banco Santander Brasil.

Agreement	Agreement to be executed between the Company and the Participants to formalize the Plan, pursuant to Section 6.1(i).

Number of Reference Units	The number of Reference Units for the purposes of this Plan applicable to the respective cycle, pursuant to Section 6.1(b).

Investment Form	The document to be signed by the Participants, together with the Agreement, for the purposes of the investment in Units in accordance with this Plan, pursuant to Section 6.1(ii).

Parameters	The parameters, defined in this Plan, to be used by the Board of Directors to determine the amounts of the Bonuses, pursuant to Chapter VIII.

RTA	Total Return to the Shareholder, pursuant to Chapter VIII.

Budgeted Net Profit	Company’s Net Profit determined by the Board of Directors in each fiscal year, according to the IFRS, pursuant to Section 8.1.

IFRS	The International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

Realized Net Profit	Company’s Net Profit realized in each fiscal year, determined according to the IFRS, pursuant to Section 8.1.

RTA Percentage	Comparison between the RTA of Banco Santander Brasil and the RTA of its major competitors, which shall be the basis for determining the amount of the Bonus, pursuant to Section 8.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and the Realized Net Profit, which shall be the basis for determining the amount of the Bonus, pursuant to Section 8.2(b).

Performance Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, pursuant to Section 8.4.

Final Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on each of the three cycles on 12.31.2011, 12.31.2012 and 12.31.2013, pursuant to Section 8.5.

Initial Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on each of the three cycles on 10.7.2009, 12.31.2009 and 12.31.2010, pursuant to Section 8.5.

Lock-up Period	Period during which the Participant shall not be allowed to dispose of the Units purchased according to the Plan, pursuant to Section 10.1.

II. PURPOSES OF THE LONG-TERM INVESTMENT PLAN

2.1 This Long-Term Incentive Plan (“Plan”) is an investment opportunity given to certain employees of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including managers, managerial employees and other employees of Banco Santander Brasil and companies controlled thereby (“Participants”). The purposes of the Plan are as follows:

(a) align the interests of Banco Santander Brasil and of the Participants aiming at, on one side, the growth and profitability of the Company’s businesses and, on the other side, the recognition of the Participants’ contribution to the development of the activities of Banco Santander Brasil;

(b) allow the Company to retain the Participants in its staff, offering them as an additional advantage the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

2.2 The Plan represents a modality of investment in the market of shares involving a high risk. The Participants who accept to be admitted to this Plan must be aware that the Company is subject to several risk factors that may adversely affect its businesses and results, and, subsequently, the amount of the investments to be used in this Plan. The Participants shall acknowledge, by signing the Adherence Form (as defined below), that (i) they had the option not to be admitted to this Plan; (ii) the Plan represents a benefit to the Participants in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity, which shall encourage the good performance of the Company’s activities.

III. OBJECT OF THE PLAN

3.1 The object of the Plan is the payment if funds in cash by the Company to the Participants (“Bonus”), of which a given installment must be used to purchase Share Deposit Certificates (“Units”) each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by Banco Santander Brasil.

3.2 Subject to the parameters for the payment of the Bonuses defined in Chapter VIII below, the Bonuses shall be paid to the Participants after the determination applicable to each one of the three (3) successive cycles, each comprising the period of three (3) fiscal years, as follows:

(a) 1st Cycle: years 2009, 2010 and 2011;
(b) 2nd Cycle: years 2010, 2011 and 2012; and
(c) 3rd Cycle: years 2011, 2012 and 2013.

3.2.1 The payments of the Bonuses applicable to each cycle shall be made as follows:

(a) 1st Cycle: until July 20, 2012;
(a) 2nd Cycle: until July 20, 2013; and
(a) 3rd Cycle: until July 20, 2014.

3.3 The Bonuses shall be calculated pursuant to Chapter IX and paid according to specifications approved by the Company’s Board of Directors (“Board of Directors”) and, if managers are involved, within the limit of the global compensation of managers approved at the Company’s Annual Meeting.

3.4 The Company shall comply with the tax, labor and social security laws applicable on the payment of the Bonuses, including regarding the withholding of the Income Tax at source of the amounts paid to the Participants.

3.5 Upon the payments of the Bonuses, the Participants shall invest in Units an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, and the remaining net value of the Bonuses may be freely used by the Participants. For that purpose, the Company shall, at the Participant’s discretion and risk, submit a purchase order of Units to Santander S.A. Corretora de Câmbio e Títulos within no more than five (5) business days of the Bonus payment date (“Santander Corretora”).

3.6 The investment in the Units by the Participants shall be made upon the purchase of Units at the floors of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA”). The investments shall be made according to the market conditions then existing for the payment of Bonuses.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors with the support of the Company’s Human Resources Department (“HR Department”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve on the list of Participants and the classification of the Participants in one of the cycles comprising this Plan;

(c) establish and change the dates on which the Bonuses may be paid, the terms of the investment in the Units and other terms and conditions of the Investment Form (as defined below), in addition to any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan;

(f) approve the terms and contents of the Agreement (as defined below) and any other document related to the Plan; and

(g) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN

5.1 For the purposes of this Plan, for each of the three cycles Participants will be those determined by the Board of Directors and reported to the HR Department, the choice of whom shall take into consideration the seniority at the Santander Group Brasil. After the Participants comprising a given cycle are defined, no new Participants will be allowed to enter the said cycle; however, it will be possible (a) to switch Participants from one cycle to another; and (b) subject to the provisions of Chapter XI, to exclude the Participant from the cycle, at any time, and according to decisions made by the Board of Directors.

VI. AGREEMENT; INVESTMENT FORM

6.1 Subject to the provisions of this Plan, the Participants shall sign:

     (i) an agreement of the Plan (“Agreement”) upon its eligibility with the Participant of each cycle of this Plan, which shall, among other provisions, provided for:

     (a) the full consent of the Participant to the rules and conditions contained herein in relation to the respective cycle;

     (b) the number of Reference Units for the purposes of this Plan applicable to the respective cycle (“Number of Reference Units”), and the effective quantity shall be determined upon the determination of the Bonus as a result of the application of the parameters (as defined below); and

     (c) the consent with the discount in the payroll for the investment in Units under the terms provided for herein; and

     (ii) an Investment Form (“Investment Form”) to be signed together with the Agreement, which shall include, among other provisions, the investment in Units as a result of the determination of the Bonus.

6.2 The number of Reference Units to calculate the Bonus to be paid to each Participant under this Plan shall be freely defined by the Board of Directors at each cycle considering the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company. The exact amounts to be paid to the Participants as Bonus in each fiscal year shall be defined after the application of the parameters and shall be calculated pursuant to Chapter IX below.

VII. QUANTITY LIMIT; NON-DILUTION

7.1 The Plan shall not cause dilution of the capital of Banco Santander Brasil, since the investment in the Units shall be made through direct purchases in the market.

VIII. PARAMETERS FOR THE PAYMENT OF BONUSES

8.1 The amounts of the Bonus shall be determined in accordance with the determination of two (2) performance parameters of Banco Santander Brasil in each cycle applicable (“Parameters”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 8.5 below); and (b) the comparison, measured in percentage, between the Annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). For the fiscal year 2009, exceptionally, the IFRS criterion adopted by Banco Santander, S.A. (Spain) shall be considered due to the non-existence of goal in the criterion referred to in the preceding sentence. Each of the said parameters shall individually determine up to fifty percent (50%) of the amounts to calculate the Bonus to be received by the Participants.

8.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 8.5 below, in the fiscal years of each cycle and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and disclosed to the HR Department. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the RTA Percentage applicable in each fiscal year (“RTA Percentage”), according to the following table:

Position among competitors – RTA	Percentage of the Bonus to be
applied to the Participant

1st (first)	50%

2nd (second)	35%

3rd (third)	25%

4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied in each fiscal year during the three (3) cycles (2009-2014) to encourage both the performance of each year and the total period of three (3) years of each cycle. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting and (ii) at the end of each cycle to determine the result accrued along the years each cycle. (i) ten percent (10%) for each year of the cycle; and (ii) twenty percent (20%) shall be allocated to determine the Realized Net Profit accrued in each cycle. The tables below indicate the percentage to be applied pursuant to Chapter IX below (“Net Profit Percentage”):

     (b.1) 1st Cycle - years 2009 to 2011

Year 2009:

Percentage of the Realized Net Profit	Percentage of the Bonus to be
x Budgeted Net Profit (2009)	applied to the Participant

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

Year 2010:

Percentage of the Realized Net Profit	Percentage of the Bonus to be
x Budgeted Net Profit (2010)	applied to the Participant

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

Year 2011:

Percentage of the Realized Net Profit	Percentage of the Bonus to be
x Budgeted Net Profit (2011)	applied to the Participant

100%	10%

90%	8%

80%	5%

70%	2%

<70%	0%

Accrued during the 1st Cycle (years 2009, 2010 and 2011):

Percentage of the Realized Net Profit	Percentage of the Bonus to be
x Budgeted Net Profit	applied to the Participant
(accrued 2009, 2010 and 2011)

100%	20%

90%	16%

80%	10%

70%	4%

<70%	0%

8.2.1 The Board of Directors shall be incumbent to timely define the percentages to be applied in the determination of the Net Profit Percentage in the 2nd and 3rd Cycles.

8.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than a hundred percent (100%) of the Budgeted Net Profit, the maximum percentage shall be considered to each Participant, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued in each cycle.

8.4 The RTA Percentage added to the Net Profit Percentage applicable in each fiscal year shall be the percentage to be applied for each Participant (“Performance Percentage”). The Performance Percentage shall determine the Bonus and the calculation basis of the investment in the Units, pursuant to Chapter IX below. The Performance Percentage shall be the same for all Participants, so as there shall be no individual calculation.

8.5 For the purposes of this Plan, the RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil and shares of its major competitors, determined for each of the three cycles on December 31, 2011, December 31, 2012 and December 31, 2013, respectively (“Final Values”); and (b) the result of the same hypothetical investments for each of the three cycles on October 7, 2009, December 31, 2009 and December 31, 2010, respectively (“Initial Values”), as follows:

(a) The Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to:

1st Cycle: October 7, 2009 including, that is, from September 17, 2007 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be R$ 23.50 per Unit;

2nd Cycle: December 31, 2009; and

3rd Cycle: December 31, 2010.

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable, as if they had been reinvested in the payors on such dates they were made available to the shareholders;

(c) The Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable;

(d) according to the above, exceptionally, the 1st Cycle shall have a shorter determination period because of the date on which the trading of the Units commences at the floor of BM&FBOVESPA.

8.5.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

8.6 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions for the making of the Investment in Units on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the investment is recommended to be suspended.

IX. CALCULATION OF THE BONUS; CALCULATION OF THE INVESTMENT IN UNITS

9.1 The Bonuses for each Participant, at each cycle, shall be calculated as follows:

Number of Reference Units x Performance Percentage x Payment Price

Wherein:
Number of Reference Units: as defined in Section 6.1(b) above
Performance Percentage: as defined in Section 8.4 above
Payment Price: calculated by the weighted average per daily volume of the weighted average price of the Unit within fifteen (15) business days at BM&FBOVESPA immediately prior to June 10, 2012, June 10, 2013, June 10, 2014, according to the cycle applicable.

9.2. The investment in Units shall be made in an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, pursuant to Sections 3.5 and 3.6 above.

X. UNITS DISPOSAL RESTRICTIONS (LOCK-UP)

10.1 The quantity of the Units comprising the investment under this Plan may not be disposed of by the Participant for one (1) year as of the purchase date of each batch of Units (“Lock-up Period”). For the avoidance of doubt, the Lock-up Period shall be started every time investments in Units are made by the Participant, as a result of the distribution of the Bonus. The Units shall remain blocked for disposal at Santander Corretora during the Lock-up Period.

10.2 For the purposes of this Chapter X, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XI. DISCHARGE, DEATH AND DISABILITY

11.1 Subject to the provisions of Section 11.2 below, the Plan shall be legally terminated in advance in relation to such the Participants who resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group.

11.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant shall lose the right to participate in the Plan, so as to leave no right to receive future Bonuses;

(b) in case of discharge of a Participant due to termination of the Employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant shall receive, at the time the payments are made to the other Participants of the respective cycle, the amount of Bonus proportional to the time of permanence of the Participant in the Plan, subject to the Performance Percentage, and according to the following formula:

Discharge Date – Cycle Commencement Date = % to be applied on the Bonus
   Total Duration of Cycle (number of days)

     (b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
890 890

Wherein:

8.20.2010 = Participant’s Discharge Date 1.22.2010 = Cycle Commencement Date

890 = total days of the Cycle = 6/30/12 – 1/22/2010

     (b.2) the percentage so calculated (in the example, 23.59%) shall be applied on the Bonus, so as a new number of Reference Units shall be determined on which the Performance Percentage shall apply. After said determinations, the Bonus shall be paid.

(c) in case of death of the Participant, the Bonus shall be paid to the successors after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Bonus shall be paid to the Participant after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(e) in case of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

11.2.1 It is explained that, in the events described in items (b), (c), (d) and (f) of Section 11.2 above, the Participant or his/her successor, as the case may be, shall not be required to make the investment in Units.

11.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 11.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate in the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

11.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XI, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter VIII, regardless of the Discharge Date or the occurrence of other events described in this Chapter XI. In addition, to avoid doubt, the payments of Bonuses shall be made, in each cycle, concurrently to all Participants or successors, as the case may be, regardless of the Participant continuation as an employee of Banco Santander Brasil at the time of the payments of the Bonuses.

XII. QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF REFERENCE UNITS

12.1 In order to preserve the Purposes of the Plan, the number of Reference Units shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

12.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIII. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

13.1 No provision of this Plan may be interpreted as creating rights to the Participating employees, other than those related to the Bonuses, nor shall grant rights to the Participants related to the guarantee of permanence as employee or manager or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

13.2 Additionally, no provision of this Plan shall grant any director or member of the Board of Directors Participant, rights concerning permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XIV. EFFECTIVE DATE AND PLAN TERMINATION

14.1 The Plan becomes effective immediately after its approval at the Company’s Special Meeting and shall remain in force until 12.31.2014. It is, however, understood that the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the duration of the Plan shall not affect the payment of Bonus, but shall suspend or cancel, as the case may be, the payment of future Bonus.

XV. ADDITIONAL PROVISIONS

15.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of the Plan, provided that such revision does not change its basic principles, particularly the maximum amounts to be paid according to the Plan, approved by the General Meeting.

15.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

15.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

15.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects applicable to the Company and to the Participants may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Bonus to receive.

15.5 The casus omissus shall be governed by the Board of Directors.

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ATTACHMENT III

BANCO SANTANDER (BRASIL) S.A.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

1. Purpose. These Internal Regulations ("Internal Regulations") is intended to establish the general rules related to the organization, operation, and structuring of the activities of the Company's Board of Directors ("Board") in order to perform its activities as set forth in Law # 6,404/76, the applicable regulatory provisions and the Bylaws of Banco Santander (Brasil) S.A. (“Company”).

2. Members and term of office. The Board is a collegiate resolution body that sets forth the general business guidance of the Company and subsidiaries and entities making part of the Santander Brasil Group, composed of from five (5) to twelve (12) members, elected by the General Meeting with a two (2) years unified term of office.

2.1. The rules of election, investiture, absences or temporary impediments, and vacancies are set forth in the Bylaws.

2.2. The position of member of the Board is not transmissible to persons other than members of the Board.

3. Committees. The Board, to better perform its functions, may create and elect committees or working groups with defined purposes, which shall act as auxiliary bodies without resolution powers, always aiming to advise the Board, being composed of persons designated by it out of the members of the administration and/or other persons, directly or indirectly, connected with the Company.

4. Competence. Generally speaking, the Board shall be responsible for defining the strategy of the Company and subsidiaries and entities making part of the Santander Brasil Group, and it shall analyze the important matters concerning the Company and effectively supervise its management.

4.1. The Board shall carry out the activities within its competence set forth in the Bylaws.

4.2. The Board shall determine the Company’s general business guidance and it shall resolve on the submitted matters, according to the agenda of the meetings set forth by the Chairman of the Board, after hearing suggestions from other directors and the CEO.

4.3. Subject to law and bylaws requirements, in the election of the Company's Staff of Executive Officers and its subsidiaries, where applicable, the Board shall aim at the composition of the professional executive staff aligned with the values of the Company, guided by law and ethics, which shall be committed to the practices of social and environmental sustainability.

4.4. The Chairman of the Board shall be responsible for: (i) calling and presiding over its meetings, (ii) calling the General Shareholders' Meeting, (iii) informing the preparation of the meetings of the Board, (iv) assigning special tasks to the Directors and (v) calling, when the body is working, the tax directors to attend the meetings of the Board of Directors whose agenda includes matters on which the Audit Committee shall state an opinion.

5. Guidelines for action. The Directors shall observe the following guidelines for action.

5.1. The Board aims to promote the long-term prosperity of the business, through an active attitude and always taking into account the interest of the Company and all shareholders.

5.2. In order to allow the proper election and replacement of members of the Staff of Executive Officers, the Directors shall be subject to a continuous evaluation of performance in terms and periodicity set forth by the Board.

5.3. The members of the Board shall be informed of the Company’s activities, by using the means at its disposal to ground its resolutions.

5.4. The members of the Board may request corporate documents or attend the meetings of the Staff of Executive Officers, in order to evaluate performance and learn details of matters.

5.5. The members of the Board shall strive to ensure that the principles of the Santander Brasil Group are respected, maintained and disclosed to the staff, in particular its new members.

6. Duties and Responsibilities of the Director. In the exercise of their terms of office, the Directors shall: (i) to serve with loyalty the Company and other companies of the Santander Brasil Group and keep secrecy about their business, (ii) keep secrecy of information not yet disclosed to the market, obtained by reason of the position, (iii) ensure that their subordinates and third parties keep secrecy of information not disclosed to the market, and (iv) keep and enforce the provisions of the Company's Code of Ethics.

6.1. Directors may not:

(i) practice acts of liberality at the expense of the Company or other companies of the Santander Brasil Group;

(ii) borrow resources from the Company or its subsidiaries and use for its own benefit goods belonging to them;

(iii) receive any kind of advantage, by reason of the office;

(iv) use, to its own benefit or to others, with or without prejudice to the Company, the business opportunities it became aware because of its office;

fail to exercise or protect the rights of the Company;

(vi) buy, to resell for a profit, goods or right that is necessary for the Company or it wishes to buy;

(vii) make use of inside information to gain advantage for itself or for third parties, by purchasing or selling securities;

(viii) engage in transactions having conflicting interests with the Company or any company of the Santander Brasil Group, and in this case, it shall document the reasons for its impediment in the minutes;

(ix) directly or indirectly participate in trading of securities issued by the Company or related thereto:

     (a) before the disclosure to the market of an important act or deed occurred in the business of the Company;

     (b) within fifteen (15) days before the disclosure of quarterly (ITR) and annual information (DFP and IAN) of the Company;

     (c) if there is an intention to promote merger, total or partial spin off, consolidation, transformation or reorganization;

     (d) during the process of acquisition or disposal of shares issued by the Company, only on the dates when the Company is trading;

decide on the acquisition or disposal by the Company of shares issued by it, if there is:

     (a) any agreement or contract aiming at the transfer of the respective share control;

     (b) an intention to promote merger, total or partial spin off, consolidation, transformation or reorganization involving significant investment in associations.

6.2. The members of the Board may not participate in resolutions on matters in relation to which their interests conflict with those of the Company. Each member shall inform the Board his conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and somehow prior to the commencement of any discussion on each subject.

6.3. In the first meeting following the taking of office, the Director shall inform the members of the Board: (a) the main activities it develops outside the Company, (b) participation in Boards of other companies, and (c) the business relationship with companies of the Santander Brasil Group, even if providing services to such companies. Such information shall be annually provided and whenever there is a new event giving rise to updating of such information.

6.4. If the member of the Board or company controlled or managed by him makes a transaction with companies of the Santander Brasil Group, the following rules shall be observed: (a) the transaction shall be made on market conditions, (b) if it is not a daily transaction or a service provision, there shall be reports or assessments issued by first rate companies evidencing the transaction was carried out under market conditions, and (c) the transaction shall be carried out through the usually competent channels in the structure of the Santander Brasil Group.

7. Meetings. The Board shall meet ordinarily, four (4) times a year and, specially, whenever called by the Chairman of the Board.

7.1. The calls for the meetings shall be made upon written notice delivered to each member of the Board at least five (5) working days in advance, unless the majority of its members in office set forth a shorter term but not less than forty and eight (48) hours. The resolutions of the Board in meetings shall be limited to the matters referred to in the notice issued to the members of the Board, which shall include the place, date and time of the meeting and shortly the agenda.

7.2. The call for the meeting in which all the Directors attended is released.

7.3. The Chairman of the Board shall submit, whenever possible, along with the agenda, the documents supporting the matters to be resolved, so that each Director may properly learn the matters and be able to discuss them.

7.4. The meetings of the Board of Directors shall have one (1) Secretary appointed by who presides over the meetings and all its resolutions included in the minutes drawn up in a proper book.

7.5. In addition to acting as a secretary of the Board and issuing relevant certificates, the Secretary shall act as a link between the Board and different Committees, for them to work in an efficient and coordinated manner with each other.

7.6. The resolutions of the Board shall be taken by majority vote among the attending members.

7.7. Upon holding the meetings of the Board, the Chairman may call Officers or other employees to clarify matters related to areas under their responsibility, and request technical and administrative support of the Company’s executive structure, as well as external professionals who may offer technical contributions or advise in the resolutions of the body.

7.8. Whenever required or in cases of urgency, discussions and meetings of the Board may be held by conference call, videoconference or any other media allowing identification of the member and simultaneous communication with all the others attending persons.

7.9. The resolutions of the Board shall be documented in minutes, drawn up in the proper book, meeting the legal requirements.

7.10. The minutes of the meetings of the Board shall be filed in the registry of commerce and those which contain resolutions intended to produce effects before third parties shall be published.

8. Annual Evaluation. An evaluation of the Board, its Chairman and the Committees shall be carried out annually, as well as a self-assessment of the directors, based on the criteria set forth by the Board.

8.1. The composition of the Board shall be annually assessed to ensure the complementarities of the competences of its members.

9. Remuneration. The General Meeting shall set forth the annual remuneration for distribution among the Administrators.

9.1. The Board shall be responsible for individually distributing monies to each member of the Board and Staff of Executive Officers, including the allocation of all the benefits, including arising out of the Stock Option Plan and Long Term Incentive Plan - Acquisition of Units.

10. Technical and administrative support. The Board shall have the technical and administrative support of the Company’s executive structure.

10.1. The Board may contract, at the Company’s expense, or external professional or advisors as it deems required for the exercise of their functions.

11. Final Provisions. In case of conflict between these Internal Regulations and the Bylaws, the latter shall prevail.

11.1 The omitted cases shall be resolved by the Board.

* * * *

Internal Regulations of the Board of Directors approved at a meeting of the Company’s Board of Directors held on December 23, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 06, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President